UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                           (Amendment No. ____)*

                     Invision Technologies, Inc.
  _________________________________________________________________
                         (Name of Issuer)


                    Common Stock, $0.001 par value
  _________________________________________________________________
                   (Title of Class of Securities)


                             461851 10 7
  _________________________________________________________________
                          (CUSIP Number)

                          Arsene Kronshagen
                        22, Rue Marie Adelaide
                          L-2128, Luxembourg
  _________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)


                          September 29, 1998
  _________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check
the following box. [   ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461851 10 7


1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Arsene Kronshagen
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS):

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS (SEE INSTRUCTIONS):   Working Capital

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e):  [ ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER:        2,401,584
8   SHARED VOTING POWER       0
9   SOLE DISPOSITIVE POWER    2,401,584
10  SHARED DISPOSITIVE POWER  0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

     20.2%

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS):  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     20.2%

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

                              Page 2 of 7 Pages

CUSIP No. 461851 10 7

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      HARAX Holdings S.A.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS):

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS (SEE INSTRUCTIONS):   N/A

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7   SOLE VOTING POWER:        2,401,584
8   SHARED VOTING POWER       0
9   SOLE DISPOSITIVE POWER    2,401,584
10  SHARED DISPOSITIVE POWER  0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

     20.2%

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS):  [ ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     20.2%

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     CO

                               Page 3 of 7 Pages

Item 1.    Security and Issuer

      This schedule relates to the Common Stock (the "Common Stock") of InVision Technologies, Inc. (the "Issuer"), 7151 Gateway Blvd., Newark, California 94560.

Item 2.    Identity and Background

      Pursuant to a Share Purchase Agreement dated September 30, 1998, Arsene Kronshagen acquired all of the issued and outstanding share capital of HARAX Holdings, S.A. ("HARAX"). As of the date of the acquisition, HARAX owned shares of Common Stock of the Issuer. As a result of its acquisition of HARAX, Arsene Kronshagen became the indirect owner of Common Stock of the Issuer.

      The following information is provided for Reporting Person,  Arsene
Kronshagen:

(a)  Name:  Arsene Kronshagen.

(b)  Residence or Business Address:  22, Rue Marie Adelaide, L-2128,
     Luxembourg.

(c) Present principal occupation and related information: Private investor.

(d) During the last five years, Arsene Kronshagen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Arsene Kronshagen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  Luxembourg.

      The following information is provided for Reporting Person, HARAX Holdings, S.A.:

(a)  Name: HARAX Holdings, S.A..

(b) Residence or Business Address: 231, Val des Bon Malades, Luxembourg-Kirchberg, Luxembourg L-2121.

(c)  Present principal occupation and related information: Holding company.

(d) During the last five years, HARAX Holdings, S.A. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, HARAX Holdings, S.A. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: Luxembourg.

                             Page 4 of 7 Pages

Item 3.    Source and Amount of Funds or Other Consideration

       Arsene Kronshagen acquired the shares (the "Shares") of Common Stock that are the subject of this Schedule in connection with his acquisition of all of the issued and outstanding shares of HARAX Holdings S.A. pursuant to a Share Purchase Agreement dated September 29, 1998 The aggregate consideration paid in connection with the acquisition of all of the issued and outstanding share capital of HARAX was US$5,000,000. The source of funds used to acquire the HARAX shares was from available working capital.

Item 4.    Purpose of Transaction

      Each Reporting Person acquired the shares of Common Stock it presently owns for investment. While each Reporting Person has no contract or agreement to purchase shares of Common Stock from any person, depending on various factors, including the Issuer's business affairs, prospects, financial position, price levels of shares of Common Stock, conditions in the securities markets, general economic and industry conditions as well as other opportunities available to it, and subject to applicable restrictions in the Issuer's Articles of Incorporation, the Reporting Persons will take such actions with respect to their investment in the Issuer, including the purchase of additional shares through open market purchases or privately negotiated transactions, tender offer or otherwise, as they deem appropriate in light of the circumstances existing from time to time. The Reporting Person may, and reserve the right to, sell some or all of their holdings in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

      Each Reporting Person or the Reporting Persons as a group have no plans or proposals which would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) Arsene Kronshagen indirectly (through HARAX) owns 2,401,584 shares of Common Stock, representing 20.2% of the outstanding shares of Common Stock. HARAX directly owns 2,401,584 shares of Common Stock, representing 20.2% of the outstanding shares of Common Stock.

(b) Arsene Kronshagen indirectly (through HARAX) has the sole voting and sole investment power with respect to its shares of Common Stock owned.

(c)   Not applicable.

(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the person(s) named in Item 2 of this Schedule 13D or between such person(s) and any other person with respect to any securities of the Issuer, including, but not limited to the, transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits

Exhibit A: Joint Filing Statement

                             Page 5 of 7 Pages

                                 Signature

      After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 1998

 ARSENE KRONSHAGEN                 HARAX HOLDINGS, S.A.


By: /s/ Arsene Kronshagen          By:  /s/ Luisella Moresche
     ____________________                ___________________
Name: Arsene Kronshagen            Name: Luisella Moresche


























                             Page 6 of 7 Pages